650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 27, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington DC 20549

Attn:	Ms. Peggy A. Fisher

Mr. Tim Buchmiller

RE:	Avanex Corporation

Schedule 14A—Preliminary Proxy Statement

Filed December 7, 2005

File No. 000-29175

Ladies and Gentlemen:

On behalf of Avanex Corporation (“Avanex” or the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (“SEC”) received by letter dated December 20, 2005 relating to the above referenced Schedule 14A—Preliminary Proxy Statement (the “Proxy Statement”). To facilitate the staff’s review, we have recited such comments from the staff in italicized, bold type and have followed each comment with our response. In addition, we respond herein to oral comments received from Mr. Buchmiller via telephone conference on December 22, 2005.

In some instances, Avanex has responded to the comments by making changes to the disclosure set forth in the Proxy Statement. Such changes are reflected in Amendment No. 1 to the Proxy Statement being filed with the SEC by electronic submission contemporaneously with this letter (“Amendment No. 1”). Amendment No. 1 also includes various changes that have occurred since December 7, 2005.

Terms of the Amended and Restated Transaction, page 5

1.	We note your disclosure in the first paragraph on page 6. Please disclose the reasons alleged by the Holders of the Notes in claiming that an event of default existed under the Notes.

We have revised the disclosure on page 6 of Amendment No. 1 to include the reasons alleged by the Holders of the Notes in claiming that an event of default existed under the Notes.

Securities and Exchange Commission

December 27, 2005

2.

Please disclose how the $3.5 million in aggregate release amounts was determined and disclose how the Avanex board of directors determined that such amounts and the payment thereof were in the best interests of the company’s shareholders. Indicate whether Avanex sought any modification to the Floor Price or any other concessions from the Holders in exchange for the payment of the release amounts.

We have revised the disclosure on page 6 of Amendment No. 1 to include how the terms of the Amended and Restated Transaction were determined and to state that the Board of Directors of the Company determined that such terms were in the best interest of the Company and its stockholders. We supplementally advise the staff that the Board of Directors considered the terms of the Amended and Restated Transaction as a whole and considered a number of factors in determining that it was in the best interests of the Company’s shareholders, including the effect that a lengthy litigation process with the Holders would have on the Company’s shareholders. We also advise the staff that discussion of specific modifications or concessions that Avanex sought during negotiations with the Holders would require disclosure of confidential negotiating strategies and attorney-client privileged information.

In response to oral comments received from Mr. Buchmiller via telephone conference on December 22, 2005, we have also revised the disclosure on pages 4 and 5 of Amendment No. 1 to include information regarding the number of shares issuable upon conversion of the Notes and exercise of the Warrants prior to the Amended and Restated Transaction, and have revised the disclosure on page 6 of Amendment No. 1 to include information regarding the effect of the Amended and Restated Transaction on the Company’s consolidated financial results for the quarter in which the transaction occurred. We supplementally advise the staff that the Company’s current estimate is that the Amended and Restated Transaction will result in approximately a $4.7 million expense that will affect the Company’s statement of operation for the quarter ending December 31, 2005; however, because this estimate is preliminary and subject to the Company closing its books for the quarter and subject to review by the Company’s auditors, it is not able to include such estimate in the proxy statement.

Anti-dilution Provisions of the Amended and Restated Notes and the Amended and Restated Warrants, page 7

3.

Please include a chart or other graphical depiction demonstrating to the holders of your common stock the differences between the effects of the anti-dilution provisions of the Amended and Restated Notes and the Amended and Restated Warrants as currently in effect and as modified by the elimination of the floor price limitations from the anti-dilution provisions of those securities. For example, you may want to indicate the dilution to your common stock holders that would result under the existing anti-dilution provisions as compared to those anti-dilution provisions as amended as contemplated in your proposal from the sale of your common stock at various price points.

We have revised the disclosure on page 9 of Amendment No. 1 to include a chart showing the dilution to the stockholders of the Company that would result under the existing anti-dilution provisions, including the Floor Price, and the anti-dilution provisions as amended as contemplated in Proposal One, without the Floor Price.

Securities and Exchange Commission

December 27, 2005

Further Information, page 7

4.

We note your references to your various periodic reports. Rather than referring your shareholders to other filings, please revise your proxy statement so that it contains all of the information that would be material to your investors in voting on each of your proposals.

We have revised the disclosure in the Proxy Statement to include additional information referenced in the Company’s periodic reports.

In connection with Avanex’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that Avanex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company currently intends to release definitive copies of the enclosed proxy materials to stockholders on or about Friday, December 30, 2005. In order that the proxy materials may be printed and mailed in a timely manner, we would appreciate discussing Amendment No. 1 and this response letter at your earliest convenience. If we can facilitate the staff’s further review, or if the staff has any questions on any of the information set forth herein, please call me at (650) 565-3997.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ RICHARD CAMERON BLAKE

Richard Cameron Blake

Enclosures

cc:	Jo. S. Major, Jr.

AVANEX CORPORATION

Burke F. Norton, Esq.

WILSON SONSINI GOODRICH & ROSATI